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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richey Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 E. Wilshire Avenue, Suite 307

(No. and Street)

Fullerton, CA 92832-1959

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J.H. Richey (714) 449-9696

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William E. Costello, CPA

(Name – *if individual, state last, first, middle name*)

16055 Ventura Blvd., Suite 1212, Encino, CA 91436

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. H. Richey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richey Financial Group, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. H. Richey
Signature

President
Title

Grace M McGrew
Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Report of Certified Public Accountant

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }
County of ORANGE } ss.

On 8-24-07 before me, GRACE M McGREW,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared J H Richey,
Name(s) of Signer(s)

☑ personally known to me
☐ proved to me on the basis of satisfactory evidence



GRACE M. MCGREW
Commission # 1494028
Notary Public - California
Orange County
My Comm. Expires Jun 8, 2008

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Grace M McGrew
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: 6-30-07 Number of Pages: 1

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: J H Richey

☐ Individual
☑ Corporate Officer — Title(s): PRESIDENT
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here



RICHEY FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2007 and 2006

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANT



William E. Costello, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Richey Financial Group, Inc.

I have audited the accompanying balance sheets of Richey Financial Group, Inc. as of June 30, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richey Financial Group, Inc. as of June 30, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedule II is supplementary information required by rule 17a-5 for the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William E. Costello, CPA
Encino, California
August 15, 2007

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007 AND 2006

ASSETS

	2007	2006
Cash	$ 72,841	$ 37,597
Accounts receivable	3,184	241
Securities available for sale	72,389	60,992
Other receivables and miscellaneous assets	7,500	
Total Assets	$ 155,914	$ 98,830

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Accounts payable	$ 60,121	$ 7,796
Income taxes payable		3,200
Deferred income taxes	2,850	1,650
Total Liabilities	62,971	12,646
Stockholders' Equity		
Common Stock	1,000	1,000
Paid-in Capital	87,000	87,000
Retained earnings	4,943	(1,816)
	92,943	86,184
Total Liabilities and Equity	$ 155,914	$ 98,830

See Accompanying Notes

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
REVENUES		
Commissions	157,388	136,378
Investment income	11,752	7,301
Total Revenue	169,140	143,679
EXPENSES		
Commissions	134,088	97,697
Legal and accounting	5,714	2,810
Regulatory fees	882	1,705
Office expense	2,454	2,994
Insurance	17,243	17,993
Total Expenses	160,381	123,199
Income before income tax provision	8,759	20,480
Income tax provision - current	800	5,650
deferred	1,200	
NET INCOME	$ 6,759	$ 14,830

See Accompanying Notes

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)
Balance at June 30, 2005	$ 1,000	$ 87,000	$ 23,354
Net Income			14,830
Dividend			(40,000)
Balance at June 30, 2006	1,000	87,000	(1,816)
Net income			6,759
Balance at June 30, 2007	$ 1,000	$ 87,000	$ 4,943

See Accompanying Notes

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
OPERATING ACTIVITIES		
Net income	$ 6,759	$ 14,830
Adjustments to reconcile net income to cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	(2,943)	(128)
Decrease (increase) in Securities	(11,397)	(7,301)
Decrease (increase) in other receivables	(7,500)	6,398
Increase (decrease) in accounts payable	52,325	(1,043)
Increase (decrease) in income taxes payable	(3,200)	3,200
Increase (decrease) in deferred income taxes	1,200	1,650
Net cash provided by operating activities	35,244	17,606
Cash used in investment activities:		
Dividends		(40,000)
Net cash used in investment activities	0	(40,000)
(Decrease) increase in cash	35,244	(22,394)
Cash at beginning of year	37,597	59,991
Cash at end of year	$ 72,841	$ 37,597

See Accompanying Notes

RICHEY FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007 AND 2006

1. SIGNIFICANT ACCOUNTING POLICIES

Securities owned are valued at market value. Any resulting difference between cost and market (or fair value) will be included in income.

Management uses estimates and assumptions in preparing financial statements. These estimates and assumptions affect the amounts of assets and liabilities and the reported revenues and expenses.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 8 to 1 in the first year and 15 to 1 thereafter. At June 30, 2007 the Company had net capital of $74,109, which was $69,109 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.85 to 1.

3. CAPITAL STOCK

The Company has authorized 1,000,000 shares of common stock without par value. As of June 30, 2007 the Company had issued and outstanding 1,000 shares of stock with a stated value of $1.00 per share.

4. INCOME TAXES

Income taxes are provided based upon accounting income. Deferred taxes are based on the market value increase in securities which has not been realized for income tax purposes.

5. RELATED PARTIES

The Company made payments to related parties for various costs and expenses during the fiscal year ended June 30, 2007. The payments were made at the same rates as paid to outside third parties, were reimbursements of cost or a rate no greater than would have been paid to an outside party.

Payments were made for:

Commissions	$32,351

SUPPLEMENTAL INFORMATION

Schedule I

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

Subordinated liabilities at June 30, 2005	$	0
Increases		0
Decreases		0

Subordinated liabilities at June 30, 2006		0
Increases		0
Decreases		0

Subordinated liabilities at June 30, 2007	$	0
		=======

Schedule II

RICHEY FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2007

NET CAPITAL	
Total stockholders' equity	$92,943
Deduct stockholders' equity not allowable for net capital	0

Total stockholder's equity qualified for net capital	92,943
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
B. Other (deductions) or allowable credits	0

Total capital and allowable subordinated liabilities	92,943
Deductions and/or charges:	
A. Non-allowed assets:	
Other receivables	7,976
Other assets	

Net capital before haircuts on securities positions	84,967
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):	
A. Contractual securities commitments	0
B. Deficit in securities collateralizing secured demand notes	0
C. Trading and investment securities:	
Other securities	10,858
D. Undue concentration	0
E. Other - Thinly Traded Issues	0

Net capital	74,109
	=======

Schedule II
(Continued)

RICHEY FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2007

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts Payable and payments to brokers	$62,971
	$62,971
	=======
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required:	
Greater of $5,000 or 6 2/3% of aggregate indebtedness ($4,198)	$5,000
Excess net capital	69,109

	$74,109
	=======
Ratio: Aggregate indebtedness to net capital	0.85
	=======
RECONCILIATION WITH COMPANY'S COMPUTATION (included in part II of Form X-17A-5 as of June 30,2006)	
Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$74,109
Adjustments affecting net capital	

Net capital per above	$74,109
	=======

Schedule III

RICHEY FINANCIAL GROUP, INC.
EXEMPTIVE PROVISIONS
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

Richey Financial Group, Inc. is exempt from Rule 15c3-3 under provisions of paragraph (k)(1)(ii)(a). All customer transactions are the sale or redemption of redeemable securities of registered investment companies or participations in an insurance company separate account.

W. E. COSTELLO, CPA
16055 VENTURA BOULEVARD, SUITE 1212
ENCINO, CALIFORNIA 91436

Board of Directors
Richey Financial Group, Inc.

I have examined the financial statements of Richey Financial Group,Inc for the year ended June 30, 2007, and have issued my report thereon dated August 15, 2007. As part of my examination, I made a study and evaluation of the Company's system of internal control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal control of Richey Financial Group, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Security Dealers, Inc. and should not be used for any other purpose.



William E. Costello, CPA
August 15, 2007

END